SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769209

(CUSIP Number)

Edwards Lifesciences Holding, Inc.

One Edwards Way

Irvine, CA 92614

(949) 250-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS Edwards Lifesciences Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,268,277 See Note 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,268,277 See Note 1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,268,277 See Note 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%*
14	TYPE OF REPORTING PERSON* CO

(1)

Beneficial ownership of 38.9% of outstanding Issuer Common Stock is being reported hereunder solely because Edwards Lifesciences Holding, Inc. may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Edwards Lifesciences Holding, Inc. that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 38.9% beneficial ownership is based on (i) 16,268,277 shares of Issuer Common Stock beneficially owned by the stockholders of Issuer that are party to the Voting Agreements as of February 11, 2019, including 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders, and (ii) 29,263,989 shares of Issuer Common Stock reported outstanding as of February 11, 2019 (as set forth in the Merger Agreement) together with 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders. Capitalized terms are defined herein.

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS Edwards Lifesciences Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,268,277 See Note 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,268,277 See Note 1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,268,277 See Note 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%*
14	TYPE OF REPORTING PERSON* CO

(1)

Beneficial ownership of 38.9% of outstanding Issuer Common Stock is being reported hereunder solely because Edwards Lifesciences Corporation may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Edwards Lifesciences Corporation that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 38.9% beneficial ownership is based on (i) 16,268,277 shares of Issuer Common Stock beneficially owned by the stockholders of Issuer that are party to the Voting Agreements as of February 11, 2019, including 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders, and (ii) 29,263,989 shares of Issuer Common Stock reported outstanding as of February 11, 2019 (as set forth in the Merger Agreement) together with 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders. Capitalized terms are defined herein.

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SCHEDULE 13D

Item 1. Security and Issuer.

The name of the issuer is CAS Medical Systems, Inc. (“Issuer”). This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Issuer common stock, par value $0.004 per share (“Issuer Common Stock”). The principal executive offices of Issuer are located at 44 East Industrial Road, Branford, Connecticut 06405.

Item 2. Identity and Background.

This Schedule 13D is being filed by Edwards Lifesciences Holding, Inc., a Delaware corporation (“Acquiror”), and by Edwards Lifesciences Corporation, a Delaware corporation (“Edwards”). The principal business address of each of Acquiror and Edwards is One Edwards Way, Irvine, CA 92614.

Edwards is the global leader in patient-focused medical innovations for structural heart disease, as well as critical care and surgical monitoring. Acquiror is a wholly owned subsidiary of Edwards.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Acquiror, in each case as of the date hereof, are set forth on Schedule A hereto and are incorporated herein by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Edwards, in each case as of the date hereof, are set forth on Schedule B hereto and are incorporated herein by reference.

During the last five years, neither Acquiror nor Edwards has, and to the best of their knowledge, none of the persons listed on Schedules A or B hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 herein, in connection with the execution of the Agreement and Plan of Merger, dated as of February 11, 2019, by and among Issuer, Acquiror, and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”) (the “Merger Agreement”), certain stockholders of Issuer each entered into a voting agreement with Acquiror (collectively, the “Voting Agreements”) pursuant to which, among other things and subject to the terms and conditions therein, each stockholder agreed to vote all of their shares of Issuer Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. The shares of Issuer Common Stock to which this Schedule 13D relate have not been purchased by Acquiror or

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Edwards, and thus no funds have been used for such purpose. Other than the consideration to be paid by Acquiror pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Acquiror has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements and the Merger Agreement, see Item 4 below, which description is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Merger Agreement

On February 11, 2019, Issuer, Acquiror, and Merger Sub entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving company and a wholly-owned subsidiary of Acquiror. The board of directors of Issuer has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of common stock, par value $0.004 per share, of Issuer (“Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Issuer Common Stock owned by Issuer as treasury stock or owned directly by Acquiror or any of its subsidiaries (including Merger Sub) or shares of Issuer common stock the holders of which have properly perfected their appraisal rights under Delaware law) will be converted into the right to receive $2.45 per share in cash (the “Merger Consideration”) without interest or dividends thereon.

The Merger Agreement also provides that, as a condition to Acquiror’s obligation to effect the Merger, each holder of Issuer Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock (collectively, “Issuer Preferred Stock”) outstanding immediately prior to the Effective Time shall provide a consent or other instrument to effectuate the conversion of such stock into Issuer Common Stock pursuant to Issuer’s certificate of incorporation. Subject to such conversion, at the Effective Time the holders of such preferred stock will be entitled to receive the Merger Consideration as holders of Issuer Common Stock.

Additionally, as of the Effective Time, all options to acquire shares of Issuer Common Stock that are outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be cancelled and converted into a right for the holder of such option to receive, subject to and effective as of the Effective Time, (i) as to those options with an exercise price that is equal to or less than the Merger Consideration, the product of the excess, if any, of the Merger Consideration over the exercise price per share of the applicable option, and the number of shares subject to the applicable option, and (ii) as to those options with an exercise price that exceeds the Merger Consideration, the product of $0.10 and the number of shares subject to the applicable option (except that any such options with an exercise price that exceeds the Merger Consideration that are held by directors and executive officers of Issuer will be cancelled immediately prior to the Effective Time without payment of any consideration).

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Conditions to the Merger

Stockholders of Issuer will be asked to vote on the adoption of the Merger Agreement and the Merger at a special stockholders meeting that will be held on a date to be announced. The closing of the Merger is subject to the condition that the Merger Agreement be adopted by the affirmative vote of the holders of at least a majority of (i) the Common Stock, the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the Series A Convertible Preferred Stock, voting as a separate class, and (iii) the Series A Exchangeable Preferred Stock, voting as a separate class.

The parties’ obligations to consummate the Merger, which is expected to close during the second quarter of 2019, are subject to certain additional customary closing conditions, including, among other things, (i) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality or material adverse effect qualifiers, as described in the Merger Agreement) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required antitrust approvals, and (iii) no law having been enacted after the date of the Merger Agreement that prohibits the Merger and no order having been issued after the date of the Merger Agreement preventing the consummation of the Merger. The obligations of Acquiror and Merger Sub to consummate the Merger are further subject to the following conditions: (i) no pending proceeding brought by a governmental entity in a U.S. federal district court seeking to restrain, prohibit, challenge or otherwise materially limit the parties’ or their subsidiaries’ ability to consummate the Merger or the other transactions contemplated by the Merger Agreement; and (ii) the absence of any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had or would reasonably be expected to have a “company material adverse effect” (as defined in the Merger Agreement) with respect to Issuer and its subsidiaries, taken as a whole. The closing of the Merger is not subject to a financing condition.

Representations, Warranties and Covenants

Each of Issuer, Acquiror and Merger Sub has made certain customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Issuer (i) to conduct its business in the ordinary course of business consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to engage in specified types of transactions during this period unless agreed to in writing by Acquiror, (iii) to convene and hold a meeting of its stockholders for the purpose of the adoption of the Merger Agreement by Issuer’s stockholders, and (iv) subject to certain exceptions designed to allow Issuer’s board of directors to fulfill its fiduciary duties, not to withdraw, modify or qualify in a manner adverse to Acquiror the recommendation of the board of directors of Issuer in its proxy statement for the foregoing stockholders’ meeting that its stockholders approve the adoption of the Merger Agreement.

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Non-Solicitation, Termination and Termination Fee

The Merger Agreement contains certain customary non-solicitation provisions that, in general and subject to certain exceptions, restrict Issuer’s ability to solicit “company acquisition proposals” (as defined in the Merger Agreement) from third parties and to provide information to and engage in discussions or negotiations with third parties regarding company acquisition proposals. Prior to adoption of the Merger Agreement by Issuer’s stockholders, Issuer’s board of directors may in certain circumstances change its recommendation that Issuer’s stockholders adopt the Merger Agreement, subject to complying with certain notice and other specified conditions set forth in the Merger Agreement, including giving Acquiror the opportunity to propose changes to the Merger Agreement.

The Merger Agreement contains certain termination rights for Issuer and Acquiror, including the right of Issuer to terminate the Merger Agreement to accept a “company superior proposal” (as defined the Merger Agreement) after complying with certain requirements. In addition, either party may terminate the Merger Agreement if the Merger is not consummated on or before November 8, 2019. The Merger Agreement further provides that Issuer may be required to pay Acquiror a termination fee of $3.5 million under certain specified circumstances, including if Acquiror terminates the Merger Agreement due to a change in the recommendation by Issuer’s board of directors for the Merger or due to Issuer’s material breach of its non-solicitation obligations set forth in the Merger Agreement. The Merger Agreement also provides that in case it is terminated by either Acquiror or Issuer following a failure to obtain the required vote of Issuer’s stockholders to adopt the Merger Agreement, Issuer shall reimburse Acquiror up to $1.0 million of certain of its transaction expenses, which payment, if any, will reduce on a dollar-for-dollar basis any termination fee otherwise owed to Acquiror.

The Merger Agreement has been attached as an exhibit to this Schedule 13D to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Issuer, Acquiror or Merger Sub or to modify or supplement any factual disclosures about Issuer in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Issuer, Acquiror or Merger Sub.

The Merger Agreement includes customary representations, warranties and covenants of Issuer, Acquiror and Merger Sub made solely for purposes of the Merger Agreement. The assertions embodied in those representations and warranties were made for the principal purpose of establishing the circumstances in which the parties to the Merger Agreement among Issuer, Acquiror and Merger Sub may have the right not to consummate the transactions contemplated thereby (based on the closing conditions therein that relate to the accuracy of such representations and warranties), rather than establishing matters as facts, and the representations, warranties and covenants set forth in the Merger Agreement may be subject to important qualifications and limitations agreed to by Issuer, Acquiror and Merger Sub in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Issuer’s SEC filings. Investors should not rely on the representations, warranties and covenants or any

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description thereof as characterizations of the actual state of facts of Issuer, Acquiror and Merger Sub or any of the respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Issuer or Acquiror. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Issuer and Acquiror and their respective subsidiaries, affiliates and businesses that the respective companies include in reports, statements and other filings they make with the SEC.

Voting Agreements

Concurrently with entering into the Merger Agreement, certain stockholders of Issuer, including certain directors and executive officers of Issuer, in their capacities as holders of shares or other equity interests of Issuer, and certain of their affiliates owning shares of Issuer Common Stock each entered into Voting Agreements with Acquiror pursuant to which, among other things and subject to the terms and conditions therein, they agreed to vote their shares of Issuer Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. In addition, each stockholder party to a Voting Agreement waived appraisal rights and provided an irrevocable proxy to Acquiror to vote in favor of the Merger, including by voting for the adoption of the Merger Agreement. The Voting Agreements do not limit or restrict the Stockholders solely in their capacity as a director or officer of Issuer from acting in such capacity. Each Voting Agreement terminates upon the earliest to occur of (i) mutual consent by the relevant Stockholder and Acquiror; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the effective time of the Merger; and (iv) Issuer’s board of directors changing its recommendation that its stockholders adopt the Merger Agreement in accordance with the terms of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, a copy of the former of which is filed as Exhibit 1 hereto and copies of each of the latter of which are filed as Exhibits 2 through 14 hereto and which Exhibits are each incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Voting Agreements, neither Acquiror, Edwards, nor, to the knowledge of Acquiror or Edwards, any of the persons listed on Schedules A or B hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Prior to February 11, 2019, neither Acquiror nor Edwards was a beneficial owner, for purposes of Rule 13d-3 under the Act, of any shares of Issuer Common Stock or any other securities exchangeable or convertible into shares of Issuer Common Stock. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, as a result of entering into the

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Voting Agreements, each of Acquiror and Edwards may be deemed to beneficially own 16,268,277 shares of Issuer Common Stock with shared voting and dispositive power representing approximately 38.9% of the total outstanding shares of Issuer Common Stock, based on (i) 16,268,277 shares of Issuer Common Stock beneficially owned by the stockholders of Issuer that are party to the Voting Agreements as of February 11, 2019, including 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders, and (ii) 29,263,989 shares of Issuer Common Stock reported outstanding as of February 11,2019 (as set forth in the Merger Agreement) together with 1,840,000 shares of Issuer Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 10,721,871 shares of Issuer Common Stock issuable upon conversion of Issuer Preferred Stock held by certain of such stockholders. Each of Acquiror and Edwards disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Acquiror or Edwards as to the beneficial ownership of such shares of Issuer Common Stock.

To the knowledge of each of Acquiror and Edwards, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedules A or B hereto.

Notwithstanding the foregoing, however, each of Acquiror and Edwards (i) is not entitled to any rights as a stockholder of Issuer with respect to any shares of Issuer Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Issuer Common Stock other than the power provided pursuant to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Acquiror or Edwards is the beneficial owner of any securities of Issuer (including, without limitation, the shares of Issuer Common Stock owned by the stockholders who are party to the Voting Agreements) for purposes of Sections 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

Except as described in this Schedule 13D, there have been no transactions in shares of Issuer Common Stock by Acquiror, Edwards, nor, to the knowledge of each of Acquiror and Edwards, by any of the persons listed on Schedules A and B hereto, during the past sixty (60) days.

To the knowledge of each of Acquiror and Edwards, no persons other than the stockholders who are party to the Voting Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of Issuer Common Stock subject to the Voting Agreements.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of each of Acquiror and Edwards, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedules A or B hereto, and between such persons and any person, with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name

1.	Agreement and Plan of Merger, dated February 11, 2018, by and among the CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on February 12, 2019).

2.	Voting Agreement, dated February 11, 2018, by and between Thomas, McNerney & Partners II, L.P. and Edwards Lifesciences Holding, Inc.

3.	Voting Agreement, dated February 11, 2018, by and between TMP Nominee II, LLC and Edwards Lifesciences Holding, Inc.

4.	Voting Agreement, dated February 11, 2018, by and between TMP Associates II, L.P. and Edwards Lifesciences Holding, Inc.

5.	Voting Agreement, dated February 11, 2018, by and between Thomas M. Patton and Edwards Lifesciences Holding, Inc.

6.	Voting Agreement, dated February 11, 2018, by and between Jeffery A. Baird and Edwards Lifesciences Holding, Inc.

7.	Voting Agreement, dated February 11, 2018, by and between John K. Gamelin and Edwards Lifesciences Holding, Inc.

8.	Voting Agreement, dated February 11, 2018, by and between Paul B. Benni and Edwards Lifesciences Holding, Inc.

9.	Voting Agreement, dated February 11, 2018, by and between Alan W. Milinazzo and Edwards Lifesciences Holding, Inc.

10.	Voting Agreement, dated February 11, 2018, by and between Paul A. Molloy and Edwards Lifesciences Holding, Inc.

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11.	Voting Agreement, dated February 11, 2018, by and between Gregory P. Rainey and Edwards Lifesciences Holding, Inc.

12.	Voting Agreement, dated February 11, 2018, by and between James E. Thomas and Edwards Lifesciences Holding, Inc.

13.	Voting Agreement, dated February 11, 2018, by and between Kathleen A. Tune and Edwards Lifesciences Holding, Inc.

14.	Voting Agreement, dated February 11, 2018, by and between Kenneth R. Weisshaar and Edwards Lifesciences Holding, Inc.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2019	EDWARDS LIFESCIENCES HOLDING, INC.
By: Scott B. Ullem

/s/ Scott B. Ullem
Name: Scott B. Ullem
Title: CVP, Chief Financial Officer

Dated: February 21, 2019	EDWARDS LIFESCIENCES CORPORATION
By: Scott B. Ullem

/s/ Scott B. Ullem
Name: Scott B. Ullem
Title: CVP, Chief Financial Officer

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Schedule A

Directors and Executive Officers of Edwards Lifesciences Holding, Inc.

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Acquiror. To the knowledge of each of Acquiror and Edwards, all directors and officers listed below are citizens of the United States. The business address of all directors and officers listed below is c/o Edwards Lifesciences Holding, Inc., One Edwards Way, Irvine, CA 92614.

Name	Present Principal Occupation or Employment
Officers
Michael A. Mussallem	President
Scott B. Ullem	Corporate Vice President, Chief Financial Officer
Aimee S. Weisner	Corporate Vice President, General Counsel
Linda J. Park	Vice President, Associate General Counsel, and Secretary
Robert W.A. Sellers	Vice President and Corporate Controller
Edward A. Tarle	Vice President, Tax
Satinder Thiara	Treasurer

Directors
Robert W.A. Sellers	Vice President, Corporate Controller, Edwards Lifesciences Corporation
Linda J. Park	Vice President, Associate General Counsel, and Secretary, Edwards Lifesciences Corporation
Edward A. Tarle	Vice President, Tax, Edwards Lifesciences Corporation

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Schedule B

Directors and Executive Officers of Edwards Lifesciences Corporation

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Edwards. To the knowledge of each of Acquiror and Edwards, all directors and officers listed below are citizens of the United States. The business address of all directors and officers listed below is c/o Edwards Lifesciences Corporation, One Edwards Way, Irvine, CA 92614.

Name	Present Principal Occupation or Employment
Officers

Michael A. Mussallem	Chairman and Chief Executive Officer
Donald E. Bobo, Jr.	Corporate Vice President, Strategy and Corporate Development
Daveen Chopra	Corporate Vice President, Surgical Structural Heart
Jean-Luc Lemercier	Corporate Vice President, EMEA, Canada & Latin America
Catherine M. Szyman	Corporate Vice President, Critical Care
Scott B. Ullem	Corporate Vice President, Chief Financial Officer
Huimin Wang	Corporate Vice President, Japan, Asia and Pacific
Larry L. Wood	Corporate Vice President, Transcatheter Aortic Valve Replacement

Directors

Michael A. Mussallem	Chairman and Chief Executive Officer, Edwards Lifesciences Corporation
Kieran T. Gallahue	Former Chairman and Chief Executive Officer, CareFusion Corporation
Leslie S. Heisz	Former Managing Director, Lazard Freres & Co.
William J. Link	Managing Director and Co-Founder, Versant Ventures
Steven R. Loranger	Former Chairman, Chief Executive Officer, and President, ITT Corporation
Martha H. Marsh	Retired President and Chief Executive Officer, Stanford Hospital & Clinics
Wesley W. von Schack	Chairman, Aegis Insurance Services, Inc.
Nicholas J. Valeriani	Former Chief Executive Officer, Gary and Mary West Health Institute

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